Exhibit 12.1

	For the 6 Months Ended June 30	For the Year Ended December 31,
	2013	2012	2011	2010	2009	2008
		(In thousands)
Earnings
Loss from continuing operations before income taxes	$(37,989)	$(69,949)	$(48,597)	$(57,308)	$(15,127)	$(26,536)
Fixed charges	297	2,795	2,420	2,341	796	10,052
Amount attributable to noncontrolling interest in Symphony Dynamo, Inc.	—	—	—	—	4,233	5,707

Earnings, as defined	$(37,692)	$(67,154)	$(46,177)	$(54,967)	$(10,098)	$(10,777)

Fixed charges:
Interest expense	$59	$2,351	$1,957	$1,654	$124	$9,157
Estimated interest component of rent expenses	238	444	463	687	672	895

Total fixed charges	$297	$2,795	$2,420	$2,341	$796	$10,052

Deficiency of earnings available to cover fixed charges (1)	(37,989)	(69,949)	(48,597)	(57,308)	(15,127)	(26,536)

(1):	Adjusted earnings, as described above, were insufficient to cover fixed charges in each year.